UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.    )*

Nutanix, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.000025 PER SHARE

(Title of Class of Securities)

67059N108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Lightspeed Venture Partners VII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 10,352,222 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 10,352,222 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,352,222 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 18.5% (3)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by Lightspeed Venture Partners VII, L.P., a Cayman Islands exempted limited partnership (“Lightspeed VII”), Lightspeed General Partner VII, L.P., a Cayman Islands exempted limited partnership (“LGP VII”), Lightspeed Ultimate General Partner VII, Ltd., a Cayman Islands exempted company (“LUGP VII”), Lightspeed Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (“Lightspeed VIII”), Lightspeed General Partner VIII, L.P., a Cayman Islands exempted limited partnership (“LGP VIII”), Lightspeed Ultimate General Partner VIII, Ltd., a Cayman Islands exempted company (“LUGP VIII”), Lightspeed Venture Partners Select, L.P., a Cayman Islands exempted limited partnership (“Select”) Lightspeed General Partner Select, L.P., a Cayman Islands exempted limited partnership (“LGP Select”), Lightspeed Ultimate General Partner Select, Ltd., a Cayman Islands exempted company (“LUGP Select”), Barry Eggers (“Eggers”), Jeremy Liew (“Liew”), Ravi Mhatre (“Mhatre”), Peter Y. Nieh (“Nieh”), Christopher J. Schaepe (“Schaepe”) and John Vrionis (“Vrionis” and together with Lightspeed VII, LGP VII, LUGP VII, Lightspeed VIII, LGP VIII, LUGP VIII, Select, LGP Select, LUGP Select, Eggers, Liew, Mhatre, Nieh and Schaepe, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(2)         Includes 10,352,222 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VII.  LUGP VII serves as the sole general partner of LGP VII, which serves as the sole general partner of Lightspeed VII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VII.

(3)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 56,052,333 shares of Class A Common Stock outstanding (which reflects the sum of (x) 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, and (y) 28,604,457 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 143,021,952 shares of Common Stock (including 115,574,076  shares of Class B Common Stock) outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, Lightspeed VII beneficially owns 7.2% of the issuer’s outstanding Common Stock as of December 31, 2016.

1	Names of Reporting Persons. Lightspeed General Partner VII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 10,352,222 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 10,352,222 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,352,222 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 18.5% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(2)   Includes 10,352,222 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VII.  LUGP VII serves as the sole general partner of LGP VII, which serves as the sole general partner of Lightspeed VII.   Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VII.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 56,052,333 shares of Class A Common Stock outstanding (which reflects the sum of (x) 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, and (y) 28,604,457 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, LGP VII beneficially owns 7.2% of the issuer’s outstanding Common Stock as of December 31, 2016.

1	Names of Reporting Persons. Lightspeed Ultimate General Partner VII, Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 10,352,222 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 10,352,222 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,352,222 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 18.5% (3)

12	Type of Reporting Person* OO

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(2)   Includes 10,352,222 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VII.  LUGP VII serves as the sole general partner of LGP VII, which serves as the sole general partner of Lightspeed VII.   Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VII.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 56,052,333 shares of Class A Common Stock outstanding (which reflects the sum of (x) 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, and (y) 28,604,457 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, LUGP VII beneficially owns 7.2% of the issuer’s outstanding Common Stock as of December 31, 2016.

1	Names of Reporting Persons. Lightspeed Venture Partners VIII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 18,061,872 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 18,061,872 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,061,872 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 32.2% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(2)   Includes 18,061,872 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 56,052,333 shares of Class A Common Stock outstanding (which reflects the sum of (x) 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, and (y) 28,604,457 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, Lightspeed VIII beneficially owns 12.6% of the issuer’s outstanding Common Stock as of December 31, 2016.

1	Names of Reporting Persons. Lightspeed General Partner VIII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 18,061,872 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 18,061,872 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,061,872 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 32.2% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(2)   Includes 18,061,872 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 56,052,333 shares of Class A Common Stock outstanding (which reflects the sum of (x) 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, and (y) 28,604,457 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, LGP VIII beneficially owns 12.6% of the issuer’s outstanding Common Stock as of December 31, 2016.

1	Names of Reporting Persons. Lightspeed Ultimate General Partner VIII, Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 18,061,872 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 18,061,872 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,061,872 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 32.2% (3)

12	Type of Reporting Person* OO

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(2)   Includes 18,061,872 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 56,052,333 shares of Class A Common Stock outstanding (which reflects the sum of (x) 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, and (y) 28,604,457 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, Lightspeed VIII beneficially owns 12.6% of the issuer’s outstanding Common Stock as of December 31, 2016.

1	Names of Reporting Persons. Lightspeed Venture Partners Select, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 190,363 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 190,363 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 190,363 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.3% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(2)   Includes 190,363 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Select.  LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select.  Eggers, Liew, Mhatre, Nieh, Schaepe and Vrionis are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 56,052,333 shares of Class A Common Stock outstanding (which reflects the sum of (x) 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, and (y) 28,604,457 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, Select beneficially owns 0.1% of the issuer’s outstanding Common Stock as of December 31, 2016.

1	Names of Reporting Persons. Lightspeed General Partner Select, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 190,363 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 190,363 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 190,363 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.3% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(2)   Includes 190,363 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Select.  LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select.  Eggers, Liew, Mhatre, Nieh, Schaepe and Vrionis are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 56,052,333 shares of Class A Common Stock outstanding (which reflects the sum of (x) 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, and (y) 28,604,457 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, LGP Select beneficially owns 0.1% of the issuer’s outstanding Common Stock as of December 31, 2016.

1	Names of Reporting Persons. Lightspeed Ultimate General Partner Select, Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 190,363 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 190,363 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 190,363 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.3% (3)

12	Type of Reporting Person* OO

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(2)         Includes 190,363 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Select.  LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select.  Eggers, Liew, Mhatre, Nieh, Schaepe and Vrionis are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 56,052,333 shares of Class A Common Stock outstanding (which reflects the sum of (x) 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, and (y) 28,604,457 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, LUGP Select beneficially owns 0.1% of the issuer’s outstanding Common Stock as of December 31, 2016.

1	Names of Reporting Persons. Barry Eggers

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 28,604,457 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 28,604,457 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,604,457 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 51.0% (3)

12	Type of Reporting Person* IN

(1)       This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(2)       Includes 10,352,222 shares of Class B Common Stock held by Lightspeed VII, 18,061,872 shares of Class B Common Stock held by Lightspeed VIII and 190,363 shares of Class B Common Stock held by Select.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  LUGP VII serves as the sole general partner of LGP VII, which serves as the sole general partner of Lightspeed VII.   LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VII and Lightspeed VIII. LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre, Nieh, Schaepe and Vrionis are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)       The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 56,052,333 shares of Class A Common Stock outstanding (which reflects the sum of (x) 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, and (y) 28,604,457 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, Eggers beneficially owns 20.0% of the issuer’s outstanding Common Stock as of December 31, 2016.

1	Names of Reporting Persons. Jeremy Liew

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 190,363 shares (2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 190,363 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 190,363 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.3% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(2)   Includes 190,363 shares of Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Select.  LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre, Nieh, Schaepe and Vrionis are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 56,052,333 shares of Class A Common Stock outstanding (which reflects the sum of (x) 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, and (y) 28,604,457 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, Liew beneficially owns 0.1% of the issuer’s outstanding Common Stock as of December 31, 2016.

1	Names of Reporting Persons. Ravi Mhatre

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 28,604,457 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 28,604,457 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,604,457 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 51.0% (3)

12	Type of Reporting Person* IN

(1)       This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(2)       Includes 10,352,222 shares of Class B Common Stock held by Lightspeed VII, 18,061,872 shares of Class B Common Stock held by Lightspeed VIII and 190,363 shares of Class B Common Stock held by Select.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  LUGP VII serves as the sole general partner of LGP VII, which serves as the sole general partner of Lightspeed VII.   LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.   Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VII and Lightspeed VIII. LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre, Nieh, Schaepe and Vrionis are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)       The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 56,052,333 shares of Class A Common Stock outstanding (which reflects the sum of (x) 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, and (y) 28,604,457 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, Mhatre beneficially owns 20.0% of the issuer’s outstanding Common Stock as of December 31, 2016.

1	Names of Reporting Persons. Peter Y. Nieh

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 28,604,457 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 28,604,457 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,604,457 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 51.0% (3)

12	Type of Reporting Person* IN

(1)       This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(2)       Includes 10,352,222 shares of Class B Common Stock held by Lightspeed VII, 18,061,872 shares of Class B Common Stock held by Lightspeed VIII and 190,363 shares of Class B Common Stock held by Select.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  LUGP VII serves as the sole general partner of LGP VII, which serves as the sole general partner of Lightspeed VII.   LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.   Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VII and Lightspeed VIII. LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre, Nieh, Schaepe and Vrionis are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)       The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 56,052,333 shares of Class A Common Stock outstanding (which reflects the sum of (x) 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, and (y) 28,604,457 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, Nieh beneficially owns 20.0% of the issuer’s outstanding Common Stock as of December 31, 2016.

1	Names of Reporting Persons. Christopher J. Schaepe

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 28,604,457 shares (2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 28,604,457 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,604,457 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 51.0% (3)

12	Type of Reporting Person* IN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(2)         Includes 10,352,222 shares of Class B Common Stock held by Lightspeed VII, 18,061,872 shares of Class B Common Stock held by Lightspeed VIII and 190,363 shares of Class B Common Stock held by Select.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  LUGP VII serves as the sole general partner of LGP VII, which serves as the sole general partner of Lightspeed VII.   LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.   Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VII and Lightspeed VIII. LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre, Nieh, Schaepe and Vrionis are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 56,052,333 shares of Class A Common Stock outstanding (which reflects the sum of (x) 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, and (y) 28,604,457 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, Schaepe beneficially owns 20.0% of the issuer’s outstanding Common Stock as of December 31, 2016.

1	Names of Reporting Persons. John Vrionis

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 190,363 shares (2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 190,363 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 190,363 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.3% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(2)   Includes 190,363 shares of Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Select.  LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre, Nieh, Schaepe and Vrionis are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 56,052,333 shares of Class A Common Stock outstanding (which reflects the sum of (x) 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, and (y) 28,604,457 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, Vrionis beneficially owns 0.1% of the issuer’s outstanding Common Stock as of December 31, 2016.

Introductory Note: This Statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Class A Common Stock, par value $0.000025 per share (“Class A Common Stock”), of Nutanix, Inc. (the “Issuer”).

Item 1
	(a)	Name of Issuer Nutanix, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1740 Technology Drive, Suite 150 San Jose, CA 95110

Item 2
(a)

Name of Person(s) Filing:
Lightspeed Venture Partners VII, L.P. (“Lightspeed VII”)

Lightspeed General Partner VII, L.P. (“LGP VII”)

Lightspeed Ultimate General Partner VII, Ltd. (“LUGP VII”)

Lightspeed Venture Partners VIII, L.P. (“Lightspeed VIII”)

Lightspeed General Partner VIII, L.P. (“LGP VIII”)

Lightspeed Ultimate General Partner VIII, Ltd. (“LUGP VIII”)

Lightspeed Venture Partners Select, L.P. (“Select”)

Lightspeed General Partner Select, L.P. (“LGP Select”)

Lightspeed Ultimate General Partner Select, Ltd. (“LUGP Select”)

Barry Eggers (“Eggers”)

Jeremy Liew (“Liew”)

Ravi Mhatre (“Mhatre”)

Peter Y. Nieh (“Nieh”)

Christopher J. Schaepe (“Schaepe”)

John Vrionis (“Vrionis”)

	(b)	Address of Principal Business Office: c/o Lightspeed Venture Partners 2200 Sand Hill Road Menlo Park, CA 94025
	(b)	Citizenship:
		Entities:	Lightspeed VII	-	Cayman Islands
			LGP VII	-	Cayman Islands
			LUGP VII	-	Cayman Islands
			Lightspeed VIII	-	Cayman Islands
			LGP VIII	-	Cayman Islands
			LUGP VIII	-	Cayman Islands
			Select	-	Cayman Islands
			LGP Select	-	Cayman Islands
			LUGP Select	-	Cayman Islands

		Individuals:	Eggers	-	United States of America
			Liew	-	United States of America
			Mhatre	-	United States of America
			Nieh	-	United States of America
			Schaepe	-	United States of America
			Vrionis	-	United States of America
	(d)	Title of Class of Securities: Class A Common Stock
	(e)	CUSIP Number: 67059N108

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016:

Reporting Persons (1)	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)	Percentage of All Common (5)
Lightspeed VII (1)	10,352,222	—	10,352,222	—	10,352,222	10,352,222	18.5%	7.2%
LGP VII (1)	—	—	10,352,222	—	10,352,222	10,352,222	18.5%	7.2%
LUGP VII (1)	—	—	10,352,222	—	10,352,222	10,352,222	18.5%	7.2%
Lightspeed VIII (2)	18,061,872	—	18,061,872	—	18,061,872	18,061,872	32.2%	12.6%
LGP VIII (2)	—	—	18,061,872	—	18,061,872	18,061,872	32.2%	12.6%
LUGP VIII (2)	—	—	18,061,872	—	18,061,872	18,061,872	32.2%	12.6%
Select (3)	190,363	—	190,363	—	190,363	190,363	0.3%	0.1%
LGP Select (3)	—	—	190,363	—	190,363	190,363	0.3%	0.1%
LUGP Select (3)	—	—	190,363	—	190,363	190,363	0.3%	0.1%
Eggers (1) (2) (3)	—	—	28,604,457	—	28,604,457	28,604,457	51.0%	20.0%
Liew (3)			190,363		190,363	190,363	0.3%	0.1%
Mhatre (1) (2) (3)	—	—	28,604,457	—	28,604,457	28,604,457	51.0%	20.0%
Nieh (1) (2) (3)	—	—	28,604,457	—	28,604,457	28,604,457	51.0%	20.0%
Schaepe (1) (2) (3)	—	—	28,604,457	—	28,604,457	28,604,457	51.0%	20.0%
Vrionis (3)	—	—	190,363	—	190,363	190,363	0.3%	0.1%

(1)   Includes 10,352,222 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VII.  LUGP VII serves as the sole general partner of LGP VII, which serves as the sole general partner of Lightspeed VII.  Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VII.

(2)   Includes 18,061,872 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)   Includes 190,363 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Select.  LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select.  Eggers, Liew, Mhatre, Nieh, Schaepe and Vrionis are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(4)   The Percentage of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 56,052,333 shares of Class A Common Stock outstanding (which reflects the sum of (x) 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer, and (y) 28,604,457 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock).

(5)   The Percentage of All Common is based on the total of 143,021,952 shares of the Issuer’s Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, as reported to the Reporting Persons by the Issuer.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

Lightspeed Venture Partners VII, L.P.

By:	Lightspeed General Partner VII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner VII, L.P.

By:	Lightspeed Ultimate General Partner VII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner VII, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Venture Partners VIII, L.P.

By:	Lightspeed General Partner VIII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Venture Partners Select, L.P.

By:	Lightspeed General Partner Select, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner Select, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner Select, L.P.

By:	Lightspeed Ultimate General Partner Select, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner Select, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Jeremy Liew
Jeremy Liew

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Christopher J. Schaepe
Christopher J. Schaepe

By:	/s/ John Vrionis
John Vrionis

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Nutanix, Inc. is filed on behalf of each of us.

Dated: February 14, 2017

Lightspeed Venture Partners VII, L.P.

By:	Lightspeed General Partner VII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner VII, L.P.

By:	Lightspeed Ultimate General Partner VII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner VII, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Venture Partners VIII, L.P.

By:	Lightspeed General Partner VIII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Venture Partners Select, L.P.

By:	Lightspeed General Partner Select, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner Select, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner Select, L.P.

By:	Lightspeed Ultimate General Partner Select, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner Select, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Jeremy Liew
Jeremy Liew

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Christopher J. Schaepe
Christopher J. Schaepe

By:	/s/ John Vrionis
John Vrionis